CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-249661 on Form F-10 and Registration Statement No. 333-251422 on Form S-8 and to the use of our report dated August 23, 2022 relating to the financial statements of Absolute Software Corporation appearing in this Annual Report on Form 40-F for the year ended June 30, 2022.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
August 23, 2022